Exhibit 99.3
FORM 52-109FT2

Certification of Interim Filings during Transition Period

I, Grant A. Edey, the Chief Financial Officer of IAMGold Corporation, certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of IAMGold Corporation (the "issuer") for the interim period ending September 30, 2004;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:	November 15, 2004

/s/ GRANT A. EDEY

Grant A. Edey
Chief Financial Officer
IAMGold Corporation